

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

<u>Via E-mail</u>
James A. Lico
President
Potomac Holding LLC
c/o Danaher Corporation
2200 Pennsylvania Avenue, NW
Suite 800W
Washington, D.C. 20037

> **Re:** **Potomac Holding LLC**
> **Amendment No. 1 to Registration Statement**
> **on Form S-4 and Form S-1**
> **Filed January 9, 2015**
> **File No. 333-200711**

Dear Mr. Lico:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Material U.S. Federal Income Tax Consequences, page 208</u>

1.   Please revise the disclosure in this section to address the tax matter mentioned in the paragraph number "6" of exhibit 8.1 but not mentioned in disclosure in this section.

<u>Exhibit 8.1</u>

2.   Please file an opinion that is signed and dated.

3.   Please file an opinion that does not include the term "certain" that appears in the last sentence in the second and fourth paragraphs of this exhibit.

4.   We note the reference to "assumed" in the first and third sentences of the fourth paragraph of this exhibit. Please tell us with specificity where you have disclosed the assumptions upon which the opinion is based. Please note that counsel should not include in its opinion assumptions of material factors underlying the opinion. Please file a revised opinion as necessary.

5.   Further, since counsel appears to be relying on items in documents that may be conclusions necessary to the rendering of the opinion given, such as covenants, representations and warranties in the listed documents, please revise to discuss the conclusions necessary to rendering the opinion given. In this connection, to the extent counsel intends to give a short form opinion, it may address these conclusions in the registration statement disclosure. However, if counsel intends to give a long form opinion, it should include the entire substance of its opinion within the exhibit.

6.   Please provide us with copies of the Danaher Officer's Certificate and the NetScout Officer's Certificate mentioned in item (i) in the fourth paragraph of exhibit 8.1.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Joseph A. Coco, Esq.